Exhibit 99.1
NYSE Release
BABCOCK & BROWN AIR DECLARES FOURTH QUARTER
DIVIDEND OF $0.20 PER SHARE
Dublin, Ireland, January 22, 2009 – Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced that it has declared a quarterly cash dividend of $0.20 per common share for the fourth quarter of 2008. The dividend will be paid on February 20, 2009 to shareholders of record on February 6, 2009.
“B&B Air continues to perform well, producing strong cash flow,” said Colm Barrington, CEO of B&B Air. “In fact, in the December quarter we increased our unrestricted cash balance by $18 million to approximately $57 million. However, the impact of the weak global economic climate on our lessees, ongoing distress in the world financial markets and a lack of visibility about future aircraft demand and lease rates demonstrates a need to strengthen the balance sheet through increasing retained cash.”
“We believe at this time, the best way to maximize shareholder value is through a combination of a lower quarterly dividend and share and debt repurchases, which we continue to pursue,” added Barrington. “In the fourth quarter the Company repurchased approximately one million shares for $5 million, bringing the total shares repurchased to date to 1.1 million, at an average price of $5.87 per share. At the end of the December quarter, B&B Air had approximately 32.5 million shares outstanding.”
In June 2008, B&B Air’s Board of Directors approved a $30 million share repurchase program. The timing of future share and debt repurchases will depend on a variety of factors, including market conditions and may be suspended or discontinued at any time.

About B&B Air
B&B Air acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (“BBAM”), the world’s fourth largest aircraft lessor. For more information about B&B Air, visit our website at www.babcockbrownair.com.
Caution Concerning Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond B&B Air’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.
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Contact:
Matt Dallas
Babcock & Brown
+ 1 212-796-3918
matt.dallas@babcockbrown.com

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